Exhibit 99.1

[CONFIDENTIAL]

Akili Employee FAQs – May 29, 2024

This filing relates to the proposed transaction pursuant to the terms of the Agreement and Plan of Merger (the “Merger Agreement”), dated May 29, 2024, by and among Virtual Therapeutics Corporation (“Parent” or “Virtual Therapeutics” or “VT”) a Delaware corporation, Alpha Merger Sub, Inc. (“Purchaser”), a Delaware corporation and a wholly-owned subsidiary of Parent, and Akili, Inc. (the “Company” or “Akili”).

1. What was announced?

●	Akili announced a strategic combination with Virtual Therapeutics aimed at creating a more diversified leading digital health company.
●	The combination will bring together two highly complementary and user-centric businesses to create new opportunities for the combined company.
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Combining Akili with Virtual Therapeutics will create an integrated company that offers a broader suite of digital therapeutics and achieves our longstanding goal of bringing innovative solutions to more users.

●	The transaction is currently expected to close in the third quarter of 2024.

2. Who is Virtual Therapeutics Corporation?

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Virtual Therapeutics is a leading digital health company developing VR-based applications to improve mental health for employees and patients using immersive technology, evidence-based techniques, and engaging content.

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Virtual Therapeutics’ programs typically include a suite of applications using virtual reality technology to relieve chronic stress, anxiety, and depression to improve productivity and job satisfaction.

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Each application is based on rigorous scientific research and is targeted towards specific mental attributes such as mindfulness and cognitive flexibility to help ensure a broad array of mental health needs are addressed.

●	For more information, please visit https://www.vthera.com/.

3. Why is Akili combining with Virtual Therapeutics Corporation?

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We participate in a complex, competitive, capital intensive space - we believe that combining our assets and proven ability to develop and obtain regulatory approval for mobile digital therapeutic solutions with Virtual Therapeutics’ expertise in creating engaging, VR-based solutions and partnerships with leading health care organizations creates a combined company that will have the technologies and financial basis necessary to achieve our goal of becoming profitable and impacting lives around the world.

●	Overall, with impressive capabilities from both organizations, we can reach even greater heights than we could have achieved on our own.

4. What does this mean for employees?

●	We are confident that Akili and Virtual Therapeutics will be terrific partners.
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From our many interactions with Virtual Therapeutics, we believe that Virtual Therapeutics has a culture very similar to our own. We can see that they share our commitment to thinking like owners while maintaining a healthy, vibrant and collaborative culture.

●	Until the transaction closes, which we currently expect to occur in the third quarter of 2024, Akili and Virtual Therapeutics remain separate companies operating independently as we have done before.
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It is important to stay focused on our day-to-day roles and responsibilities so that we can continue to support Shionogi and to support and deliver our digital therapeutics products to users. They depend on us.

5. What does this mean for compensation and benefits programs?

●	Virtual Therapeutics will compensate Akili employees at their current salary levels.
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The VT Leadership Team will perform a thorough review of benefits in the upcoming period and work to move all combined employees to the same plans.  This will likely mean that some of the benefits Akili employees have been accustomed to will be reduced or eliminated in order to control costs as we transition together to more of a pre-profitability startup mindset.  VT currently has plans in place that are market-competitive with other similar stage companies: VT offers Premera Blue Cross Blue Shield health insurance, a matching 401(k) plan, modest HSA contributions, and other vision, dental, disability, and life insurance benefits.

●	VT also has a Stock Option Incentive Plan designed to align employee and company objectives.
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With respect to severance, Virtual Therapeutics has agreed that any Akili team members impacted in connection with any potential post-closing workforce reduction as part of a reorganization of the combined business would be entitled to transition packages that are similar to those offered to those impacted in Akili’s restructuring announced in April 2024.

●	If you continue to work for Virtual Therapeutics or its affiliates after the closing of the transaction, then pursuant to the terms and conditions of the Merger Agreement, it is expected that:
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The pre-existing conditions, limitations, exclusions, actively-at-work requirements, and eligibility waiting periods under Virtual Therapeutics’ health plans would be waived with respect to continuing employees to the extent not imposed under Akili’s group health plans prior to closing.

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Dollar amounts that continuing employees incurred under Akili’s health plans during the plan year of the closing would be recognized under Virtual Therapeutics’ group health plans for purposes of meeting deductible, co-payment limitations, and out-of-pocket maximums for its plan year.

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Your prior service with Akili and its subsidiaries would be credited under Virtual Therapeutics’ benefit plans for purposes of determining your eligibility to participate, vesting, and future vacation and paid time off accruals, to the extent your service was recognized under Akili’s benefit plans for similar purposes, without any duplication of benefits. Such service credit will not be provided for purposes of any entitlement to participate in, or benefit accruals with respect to, any equity-based or long-term incentive compensation, retiree medical program, or defined benefit plan maintained by Virtual Therapeutics.

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It is anticipated that the Akili 401(k) plan and health plans will be terminated as of the closing of the transaction and we will work closely with the Virtual Therapeutics team to ensure a smooth transition for Akili employees who will become eligible to participate in the 401(k) plan and health plans of Virtual Therapeutics, subject to their terms and conditions.

6. What does this mean for my equity awards in Akili?

●	If you hold outstanding stock options:
○	As of immediately prior to the Effective Time (as defined in the Merger Agreement), each unvested outstanding stock option will become immediately vested and exercisable in full.
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After giving effect to the vesting acceleration, if your outstanding stock option has a per share exercise price that is less than $0.4340 (the “Offer Price”), at the Effective Time, it will be canceled in exchange for payment of an amount in cash without interest, less any applicable tax withholding, equal to the product obtained by multiplying (i) the excess of the Offer Price over the exercise price per share of the Company common stock underlying such stock option by (ii) the number of shares of Company common stock underlying such stock option.

○	If your outstanding stock option has a per share exercise price that is equal to or greater than the Offer Price, it will be canceled at the Effective Time for no consideration.

●	If you hold outstanding time-based restricted stock units (“RSUs”):
○	As of immediately prior to the Effective Time, each unvested outstanding RSU will become immediately vested in full.
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After giving effect to the vesting acceleration, at the Effective Time, each RSU that is then outstanding shall be canceled in exchange for payment of an amount in cash without interest, less any applicable tax withholding, equal to the Offer Price.

●	If you hold outstanding performance-based restricted stock units (“PSUs”), each PSU will be canceled at the Effective Time for no consideration.
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All Earn-out Shares and Earn-out RSUs will be cancelled. The Earn out Shares and Earn out RSUs would have only vested if the Company’s trading price hit at least $15.00 per share. Based on the Offer Price and the fact that the Company’s common stock will no longer be traded, it will be impossible for such Earn out Shares and Earn-out RSUs to vest, and thus they are being cancelled in the transaction.

7. Should we anticipate any layoffs following the transaction?

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Those types of decisions will be made by the combined leadership team after the transaction closes. Meanwhile, we have an opportunity in the coming weeks to work collaboratively to define goals and influence the outcome to ensure we position the combined business with the greatest chance of success in the future. As part of this, we will be doing planning to determine the optimal organization going forward. We are committed to being as transparent as possible during this process, and treating all employees with due respect.

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Virtual Therapeutics has agreed that any Akili team members impacted in connection with any potential post-closing workforce reduction as part of a reorganization of the combined business would be entitled to transition packages that are similar to those offered to those impacted in Akili’s restructuring announced in April 2024.

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Until the transaction closes, which we currently expect to occur in third quarter of 2024, Akili and Virtual Therapeutics will remain separate companies operating independently and as we have done before.

●	Remaining focused on your day-to-day responsibilities and remembering that we have many product users, as well as Shionogi, depending on us is the best thing we can do.

8. Who will lead the combined company?

●	The current VT management team, led by Dan Elenbaas as President & CEO, will continue in their current roles and lead the combined company.

9. Where will the combined company be located? Will any facilities be shut down?

●	Until the transaction closes, both Akili and Virtual Therapeutics expect to remain in their current locations.
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We will review our ongoing facility requirements after closing and make changes if appropriate.  To be clear, even if we opt to make facility adjustments, there is no plan to move the Larkspur team itself.

10. Will there be changes to reporting structures as a result of the transaction?

●	Any such changes would occur following the closing of the transaction, which is currently expected to occur in the third quarter of 2024.

11. What will be the name of the combined business?

●	Upon completion of the transaction, the parent company of the combined business will be called Virtual Therapeutics.

12. When will the transaction close?

●	The transaction is currently expected to close in the third quarter of 2024, subject to the necessary approvals and satisfaction of the closing conditions in the Merger Agreement.

13. What should I do if an employee of Virtual Therapeutics contacts me with questions or requests for information?

●	It is important to remember that until closing, Akili and Virtual Therapeutics remain separate organizations, and we will operate as we have before.
●	If you are approached by a Virtual Therapeutics team member for any information about the integration, please refer them to Grace Kim at gkim@akiliinteractive.com.

14. What does this announcement mean for business partners?

●	The proposed combination does not impact our relationships with our partners, and we are operating as we have before.
●	We remain dedicated to working with our partners to support their needs and the needs of the users we serve.

15. Can I post on social media about this announcement?

●	It is important that you DO NOT post on social media about this announcement. Only authorized leaders at Akili are permitted to discuss the transaction publicly, including on social media.
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You can share Akili social posts (if any) from our official channels (those owned by Akili and operated by the Akili team), but please do not add any commentary to official posts that you choose to share.

●	We ask that you do not engage beyond that, especially with third parties. This includes but is not limited to liking messages, responding to other users, or reposting content.
●	It is important that we speak with one voice and that you do not make any comments, including in response to media or investor inquiries.
●	Please note that Akili’s Social Media Policy still applies and Akili does not intend to restrict communications or actions by employees that are protected or required by state or federal law.

16. Who can I contact if I have more questions?

●	If you have questions or concerns beyond what is provided in this Employee FAQ, please contact a member of the Akili Leadership Team.
●	We will continue to keep you updated on important developments as we move through the transaction process.

Forward-looking Statements

This communication relates to the proposed transaction pursuant to the terms of the Agreement and Plan of Merger, dated May 29, 2024, by and among Virtual Therapeutics Corporation (“Parent”), Alpha Merger Sub, Inc. (“Purchaser”), and Akili, Inc. (“Akili”). This communication includes express or implied forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), about the proposed acquisition of Akili by Parent and the operations of the combined company that involve risks and uncertainties relating to future events and the future performance of Akili. Actual events or results may differ materially from these forward-looking statements. Words such as “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “future,” “opportunity” “will likely result,” “target,” variations of such words, and similar expressions or negatives of these words are intended to identify such forward-looking statements, although not all forward-looking statements contain these identifying words.

These statements are based on current plans, estimates and projections. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific. A number of important factors, including those described in this communication, could cause actual results to differ materially from those contemplated in any forward-looking statements. Factors that may affect future results and may cause these forward-looking statements to be inaccurate include, without limitation: uncertainties as to the timing of the tender offer and merger; uncertainties as to how many of Akili’s stockholders will tender their stock in the offer; the possibility that competing offers will be made by third parties; the occurrence of events that may give rise to a right of one or both of Parent and Akili to terminate the merger agreement; the possibility that various closing conditions for the proposed transaction may not be satisfied or waived on a timely basis or at all, including the possibility that a governmental entity may prohibit, delay, or refuse to grant approval, if required, for the consummation of the proposed transaction (or only grant approval subject to adverse conditions or limitations); the difficulty of predicting the timing or outcome of consents or regulatory approvals or actions, if any; the possibility that the proposed transaction may not be completed in the time frame expected by Parent and Akili, or at all; the risk that Akili may not realize the anticipated benefits of the proposed transaction in the time frame expected, or at all; the effects of the proposed transaction on relationships with Akili’s employees, business or collaboration partners or governmental entities; the ability to retain and hire key personnel; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; significant or unexpected costs, charges or expenses resulting from the proposed transaction; potential negative effects related to this announcement or the consummation of the proposed acquisition on the market price of Akili’s common stock; unknown liabilities related to Parent or Akili; the nature, cost and outcome of any litigation and other legal proceedings involving Akili or its officers and directors, including any legal proceedings related to the proposed acquisition; and risks related to global as well as local political and economic conditions, including interest rate and currency exchange rate fluctuations. While the foregoing list of factors presented here is considered representative, no list should be considered to be a complete statement of all potential risks and uncertainties. There can be no assurance that the proposed transaction or any other transaction described above will in fact be consummated in the manner described or at all. A more complete description of these and other material risks can be found in Akili’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including its Annual Report on Form 10-K for the year ended December 31, 2023, subsequent Quarterly Reports on Form 10-Q and other documents that may be filed by Akili from time to time with the SEC, as well as the Schedule TO and related tender offer documents to be filed by Parent and its indirect wholly owned subsidiary, Purchaser, and the Schedule 14D-9 to be filed by Akili. Parent and Akili also plan to file other relevant documents with the SEC regarding the proposed transaction.

Any forward-looking statements speak only as of the date of this communication and are made based on management’s current beliefs and assumptions and on information currently available to Parent and Akili, and the reader is cautioned not to rely on any forward-looking statements. Parent and Akili do not undertake, and specifically decline, any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments, except as required by law.

Additional Information and Where to Find It

The tender offer for all of the outstanding shares of common stock of Akili referenced in this document has not yet commenced. This document is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities of Akili, nor is it a substitute for the tender offer materials that Parent, Purchaser or Akili will file with the SEC. The solicitation and offer to buy the common stock of Akili will only be made pursuant to an Offer to Purchase and related tender offer materials that Parent and Purchaser intend to file with the SEC. At the time the tender offer is commenced, Parent and Purchaser will file with the SEC a Tender Offer Statement on Schedule TO, and thereafter Akili will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. AKILI’S STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO READ CAREFULLY THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 BECAUSE THEY WILL EACH CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF AKILI SECURITIES AND OTHER INVESTORS SHOULD CONSIDER BEFORE MAKING ANY DECISION WITH RESPECT TO THE TENDER OFFER. The Offer to Purchase, the related Letter of Transmittal, certain other tender offer documents, as well as the Solicitation/Recommendation Statement will be made available to all stockholders of Akili at no expense to them and will also be made available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting either Parent or Akili. Copies of the documents filed with the SEC by Akili will be available free of charge on Akili’s website at www.Akiliinteractive.com or by contacting Akili’s Investor Relations Department at InvestorRelations@Akiliinteractive.com or PR@Akiliinteractive.com.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, Akili files annual, quarterly and current reports and other information with the SEC. Akili’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.